Exhibit 99.1

Emeren Group to File 2022 Annual Report 20F

Stamford, CT, May 16, 2023 – Emeren Group Ltd ("Emeren" or the "Company") (www.emeren.com) (NYSE: SOL), a leading global solar project developer, owner, and operator, today announced that it will restate its previously issued unaudited consolidated financial statements for the three months ended September 30, 2022 that was issued in a press release on December 1, 2022 and included in the Company’s Form 6-K that was filed on December 7, 2022 and the three and twelve months ended December 31, 2022 that was issued in a press release on March 28, 2023 and included in the Company’s Form 6-K that was filed on March 30, 2023.

The restatements of these financial statements are primarily due to timing of accounting recognition related to three transactions recorded in 2022 as a result of applying a more conservative assessment of when “change of control” occurred. These transactions pertain to:

1.	50 MWp solar farm acquisition in Branston, U.K. where the consolidation date was determined to be September 30, 2022, rather than April 1, 2022 as set forth in the previously issued unaudited financial statements for the three month ended September 30, 2022. Such change will reduce previous reported revenue by $5.0 million, operating income by $3.7 million and the purchase price of the project by $4.5 million. The $4.5 million purchase price reduction represents the net operational results from the project for the period from April 1, 2022 to September 30, 2022, partially offset the increase deferred tax liabilities due to fair value adjustment of Project Branston upon acquisition.

2.	Poland and Germany NTP project sales that were recognized in Q4 2022 is now expected to be recognized in the first half of 2023. This will reduce previous reported revenue for the three and twelve months ended December 31, 2022 by $14.7 million and operating income by $5.4 million.

In addition, the Company also recorded a bad debt provision of $0.7 million relating to one of its NTP projects in Maine due to issues at the local utility. This will reduce previous reported net income for the three and twelve months ended December 31, 2022 by $0.7.

The restatement of these transactions will result in a total reduction of previously reported revenue and net income for the full year 2022 by approximately $20 million and $10 million, respectively, as well as related changes to the balance sheet and statement of cash flows. The details of the changes are presented in the exhibit to this earning release.

The two NTP project sales in Europe that were previously recorded in Q4 2022 are now expected to be recorded in the Company’s first half 2023 results. The Company now expects 2023 full year revenue and net income to be in the range of $154 million to $174 million and $22 to $26 million, respectively. As of December 31, 2022, the Company’s net book value was approximately $5.80 per ADS.

“We aim to conduct our operations with transparency and integrity,” stated Yumin Liu, the Company’s Chief Executive Officer. “The nature of our business in the solar industry creates unique and complex transactions. However, we are working diligently with our auditor to resolve this issue. Most importantly, there is no expected impact on our cash position, business operations or long-term economics of our commercial projects. Our priority remains on executing our strategies and continuing to expand our solar development and IPP business towards our goal of becoming a top global solar company.”

The Company plans to file its Form 20-F for the year ended December 31, 2022, after market close on May 16, 2023. As a result of the restatement, the Company’s previously issued unaudited consolidated financial statements for three months ended September 30, 2022 that was filed in its Form 6-K filed with SEC on December 7, 2022, and the three and twelve months ended December 31, 2022 that was filed in its Form 6-K filed with the SEC on March 30, 2023 should no longer be relied upon.

The Company plans to continue to execute on the previously announced share buyback program, with $17 million of current availability under such program.

About Emeren Group Ltd

Emeren Group Ltd (NYSE: SOL) is a leading global solar project developer, owner, and operator with a ~3 GW pipeline of projects and IPP assets across Europe, North America, and Asia. The Company focuses on solar power project development, construction management and project financing services with local professional teams across multiple countries. For more information, go to www.emeren.com.

Safe Harbor Statement: This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “plans,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For investor and media inquiries, please contact:

Emeren Group Ltd

Adam Krop

IR.USA@emeren.com

IR@emeren.com

Holly Ross

Holly.ross@emeren.com

The Blueshirt Group

Gary Dvorchak

+1 (323) 240-5796

gary@blueshirtgroup.com